UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 369th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 21, 2020

1. DATE, TIME AND PLACE: February 21, 2020, at 5:00 p.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call was waived, in view of the presence of all members of the Board of Directors, who subscribe these minutes, as provided for in Article 15, paragraph 2 of the Internal Regulations of the Board of Directors and the Company's Technical and Advisory Committees, therefore, a quorum under the terms of the Bylaws. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, was present as Secretary of the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Meeting and Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

4. AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

4.1. ELECTION OF MEMBER FOR THE COMPANY'S BOARD OF DIRECTORS: The Directors took note of the resignation of Mr. Luis Miguel Gilpérez López, to the position of member of the Board of Directors. The members of the Board of Directors expressed their votes of thanks to Mr. Luis Miguel Gilpérez López for the relevant services rendered to the Company in the performance of this position, wishing him the best of success.

In view of the above, was approved the election of Mr. Juan Carlos Ros Brugueras, Spanish, married, lawyer, holder of Passport nº AAE087058, registered with CPF/MF under nº 817.483.020-00, resident and domiciled in Madrid, Spain, with address at Calle Antonio Perez, nº 26, in the City of Madrid, Spain, 28002, for the position of member of the Company's Board of Directors, replacing Mr. Luis Miguel Gilpérez López, in addition to the current term. The term of office of the director elected herein begins on this date and will end on the date of the General Shareholders Meeting to be held in 2022.

The Director now elected informed that there is no legal impediment to the exercise of the position for which he was elected and that he is in a position to sign the declaration of non-impediment referred to in art. 147 of Law No. 6,404/1976 and CVM Instruction 367/2002. The Director will be invested in his position by signing, on this date, the term of investiture and the declaration of non-impediment, which will be filed at the Company's headquarters.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 369th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 21, 2020

5. CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, February 21, 2020. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra Serra; Sonia Julia Sulzbeck Villalobos; Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 369th meeting of the Board of Directors of Telefônica Brasil S.A., held on February 21, 2020, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 21, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director